Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 333-290205

News Release

HNI and Steelcase Announce Preliminary Results for Election of Form of Merger Consideration for Steelcase Shareholders

MUSCATINE, Iowa & GRAND RAPIDS, Mich., December 5, 2025 – HNI Corporation (“HNI”) (NYSE: HNI) and Steelcase Inc. (“Steelcase”) (NYSE: SCS) announced today the preliminary results of elections made by Steelcase shareholders regarding the form of merger consideration (the “Merger Consideration”) to be received in connection with HNI’s proposed acquisition of Steelcase (the “Transaction”) pursuant to the companies’ agreement and plan of merger dated as of August 3, 2025 (the “Merger Agreement”). Completion of the Transaction remains subject to approval by HNI and Steelcase shareholders and the satisfaction or waiver of other customary closing conditions.

Pursuant to the Merger Agreement and as described in the election form and accompanying instructions mailed to Steelcase shareholders beginning on November 6, 2025, as well as the joint proxy statement/prospectus filed by each of HNI and Steelcase with the Securities Exchange Commission (the “SEC”) on November 5, 2025, upon the consummation of the Transaction, each issued and outstanding share of Steelcase class A common stock, no par value (the “Steelcase Common Stock”) (other than shares of Steelcase Common Stock owned by HNI, Geranium Merger Sub I, Inc. and Geranium Merger Sub II, LLC), will, subject to automatic adjustment, as applicable, be converted into the right to receive, at the election of the holder of such share, either: (i) (a) 0.2192 shares of common stock of HNI (the “HNI Common Stock”) and (b) $7.20 in cash (together, the “Mixed Consideration”), (ii) an amount of cash (the “Cash Consideration”), equal to the sum, rounded to two decimal places, of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price, rounded to four decimal places, of one share of HNI Common Stock on the New York Stock Exchange for the period of 10 consecutive trading days ending on the second full trading day preceding the closing date of the Transaction (the “HNI Common Stock Reference Price”), or (iii) a number of shares of HNI Common Stock (the “Stock Consideration”) equal to the sum of (a) 0.2192 and (b) the quotient, rounded to four decimal places, obtained by dividing $7.20 by the HNI Common Stock Reference Price. In the case of any such share of Steelcase Common Stock as to which the holder thereof does not make an election, such share will be converted into the right to receive the Mixed Consideration.

Based on available information as of the election deadline of 5:00 p.m., Eastern Time, on December 4, 2025 (the “Election Deadline”), the preliminary Merger Consideration election results are as follows:

•

Holders of 95,489,941 shares of Steelcase Common Stock elected to receive the Mixed Consideration. Pursuant to the Merger Agreement, this amount includes Steelcase shareholders who failed to properly make an election prior to the Election Deadline and, as a result, are deemed to have elected to receive the Mixed Consideration.

•	Holders of 8,018,090 shares of Steelcase Common Stock elected to receive the Cash Consideration.

•	Holders of 11,968,798 shares of Steelcase Common Stock elected to receive the Stock Consideration.

The foregoing Merger Consideration election results are preliminary only and remain subject to the completion of the applicable guaranteed delivery procedures. After the final results of the election process are determined, the allocation of the Mixed Consideration, Cash Consideration and Stock Consideration, will be calculated in accordance with the terms of the Merger Agreement. No fractional shares of HNI Common Stock will be issued in the mergers contemplated by the Merger Agreement, and holders of Steelcase Common Stock will receive cash in lieu of any fractional shares of HNI Common Stock.

About Steelcase Inc.

Steelcase Inc. (NYSE: SCS) is a global design and thought leader in the world of work. Steelcase’s purpose is to help the world work better. Along with more than 30 creative and technology partner brands, Steelcase researches, designs and manufactures furnishings and solutions for many of the places where work happens — including offices, homes and learning and health environments. Together with its 11,300 employees, Steelcase is working toward better futures for the wellbeing of people and the planet. Steelcase’s solutions come to life through its global community of expert Steelcase dealers in approximately 790 locations, store.steelcase.com and other retail partners. For more information, visit Steelcase.com.

About HNI Corporation

HNI Corporation (NYSE: HNI) has been improving where people live, work and gather for more than 75 years. HNI is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings, and accessories. More information can be found on HNI’s website at www.hnicorp.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project,” “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

The following factors, among others, relating to the Transaction could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the SEC.

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Steelcase; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI Common Stock to be issued in connection with the Transaction. The registration statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through HNI’s website or Steelcase’s website is not incorporated by reference into this communication).